                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                         Florafax International, Inc.
                         ----------------------------
                               (Name of Issuer)

                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)

                                   33982510
                                 -------------
                                (CUSIP Number)


Mr. Lance Laifer                     With a copy to:
Laifer Capital Management, Inc.      Gerald Adler, Esq.
Hilltop Partners, L.P.               Shereff, Friedman, Hoffman & Goodman, LLP
45 West 45th Street                  919 Third Avenue
New York, New York 10036             New York, New York 10022
(212) 921-4139                       (212) 758-9500
------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               February 20, 1997
                    ---------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No. 33982510                             Page    2    of     9     Pages
          --------                                  -------     --------
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Hilltop Partners, L.P.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                  900,229
    BENEFICIALLY  ------------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH                   0
      REPORTING   ------------------------------------------------------------
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                  900,229
                  ------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               0
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         900,229
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.0%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No. 33982510                             Page    3    of     9     Pages
          --------                                  -------     --------
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                   Laifer Capital Management, Inc.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                  1,110,129
    BENEFICIALLY  ------------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH                   0
      REPORTING   ------------------------------------------------------------
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                  1,110,129
                  ------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               430,700
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,540,829
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO,IA
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No. 33982510                             Page    4    of     9     Pages
          --------                                  -------     --------
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                   Lance Laifer
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                  1,110,129
    BENEFICIALLY  ------------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH                   0
      REPORTING   ------------------------------------------------------------
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                  1,110,129
                  ------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               430,700
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,540,829
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              Amendment No. 2 to
                                 Schedule 13D
                         Florafax International, Inc.


     This Amendment No. 2 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D filed on September 13, 1996 (the "Schedule 13D") and Amendment No. 1 to Schedule 13D filed on November 27, 1996, filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons") relating to the common stock (the "Common Stock") of Florafax International, Inc. (the "Issuer"). Capitalized terms used herein and not defined herein shall have the meaning assigned thereto in the Schedule 13D. The address of the Issuer is 8075 20th Street, Vero Beach, Florida 32966.

Item 5.   Interest in Securities of Issuer.

          Item 5 is amended and restated in its entirety to read as follows:

               (a) Hilltop is the beneficial owner of 900,229 shares (11.0%) of Common Stock.


     Laifer Capital Management, Inc. is the beneficial owner of 1,540,829 shares (18.7%) of Common Stock. The 1,540,829 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

     (i) 900,229 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

     (ii) 640,600 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to various other clients. These clients include: (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004-1505, and (b) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

     Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

     The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of November 30, 1996 there were 8,220,603 shares of Common Stock of the Issuer outstanding as reported by the Issuer in its Quarterly Report on Form 10-QSB for the period ended November 30, 1996.

     (b) Hilltop has the sole power (i) to vote or to direct the voting of and
(ii) to dispose and to direct the disposition of the 900,229 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop.

     Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 900,229 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting and to dispose and direct the disposition of 209,900 shares of Common Stock owned by Offshore and (ii) has the power to dispose and direct the disposition of 430,700 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to Wolfson.

     (c) All transactions in the Common Stock effected by the Reporting Persons during the past sixty days are set forth in Annex A hereto and are incorporated herein by reference. All such transactions were open market purchases.

     (d) Not applicable.

     (e) Not applicable.

Dated: February 26, 1997                  HILLTOP PARTNERS, L.P.


                                          By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                               as General Partner


                                          By: /s/Lance Laifer
                                             ----------------------------
                                               Lance Laifer
                                               President

                                          LAIFER CAPITAL MANAGEMENT, INC.


                                          By: /s/Lance Laifer
                                             ----------------------------

                                               Lance Laifer
                                               President


                                                /s/Lance Laifer
                                             ----------------------------

                                               Lance Laifer

                                    ANNEX A


                                                    LAIFER      HILLTOP       WOLFSON     OFFSHORE
DATE         PRICE     COMMISSION    NET PRICE    # SHARES    # SHARES     # SHARES      # SHARES
12/31/96   $2.5000        $0.06        $2.5600       700          700            0            0
01/09/97    2.5164         0.03         2.5464    11,200        5,800        3,500        1,900
01/10/97    2.6875         0.05         2.7375     2,000        1,100          500          400
01/15/97    2.6875         0.00         2.6875     5,000        2,700        1,400          900
01/16/97    2.6875         0.00         2.6875     5,000        2,700        1,400          900
01/17/97    2.6800         0.06         2.7400     5,000        2,700        1,400          900
01/17/97    2.6875         0.00         2.6875     5,000        2,700        1,400          900
01/20/97    2.6875         0.00         2.6875    10,000        5,100        3,200        1,700
01/23/97    2.8125         0.03         2.8425    15,000        7,700        4,700        2,600
02/05/97    3.0625         0.05         3.1125     5,000        2,700        1,400          900
02/07/97    3.1250         0.05         3.1750     5,000        2,700        1,400          900
02/10/97    2.9375         0.00         2.9375    10,000        5,100        3,200        1,700
02/11/97    3.1250         0.05         3.1750     5,000        2,700        1,400          900
02/20/97    3.0000         0.00         3.0000    10,000        5,100        3,200        1,700
